Exhibit 99.3

MOKO Social Media Limited ACN 111 082 485 ASX: MKB Suite 5, 442-446 Beaufort Street Highgate, WA, 6003, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

LETTER TO SHAREHOLDERS

28 October 2016

Dear Shareholder

Annual General Meeting

On behalf of the Board, I am pleased to invite you to attend the Annual General Meeting of MOKO Social Media Limited. This will be held at 10.30am (AWST) on Wednesday, 30 November 2016 at:

South Perth Bowling Club

2 Mends Street

South Perth

WA 6151

Enclosed are the following documents:

-	Notice of Meeting and Explanatory Statement;
-	Proxy Form for the Annual General Meeting; and

Annual Report for the year ended 30 June 2016, for those Shareholders who have requested a printed copy will be sent separately.

If you are unable to attend the Meeting, I encourage you to appoint a proxy, by following the instructions on page 3 of the Notice of Meeting. You may also provide questions or comments in advance of the Meeting, by contacting the Company Secretary, using the details set out on page 36 of the Notice.

Important notice – 2016 Annual Report

Shareholders are reminded that the Annual Report is only mailed to those Shareholders who have elected to receive it in hard copy. The 2016 Annual Report can be viewed on the Company’s website at http://mokosocialmedia.com/financial-reports/.

We look forward to seeing you at the Annual General Meeting.

Yours faithfully

Malcolm James

Chairman

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10.30am (AWST)

DATE:	Wednesday, 30 November 2016

PLACE:	South Perth Bowling Club
2 Mends Street
South Perth
WA 6151

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary, using the contact details on page 36.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed Resolutions)	5

Explanatory Statement (explaining the proposed Resolutions)	12

Proxy Form	Separate

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out on page 5.

APPOINTING A PROXY

A Shareholder who is entitled to attend and vote at the Meeting may appoint a proxy to attend and vote at the Meeting on their behalf. A proxy does not need to be a Shareholder of MOKO.

If a Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the percentage or number of votes each proxy can exercise. If the proxy form does not specify the percentage or number of the Shareholder’s votes that each proxy may exercise, each proxy may exercise half of the Shareholder’s votes on a poll. Fractions will be disregarded.

To appoint a proxy online, go to www.linkmarketservices.com.au and click the ‘Investor & Employee Login’ button. You will need your HIN (holder identification number) or SRN (shareholder reference number) to log in.

Alternatively, you can appoint a proxy by completing and signing the enclosed proxy form and sending the form to:

(a)	by post to Link Market Services Locked Bag A14 SYDNEY SOUTH NSW 1235; or

(b)	by fax to Link Market Services at (+61 2) 9287 0309.

The deadline for receipt of proxy appointments is 10.30am (AWST) on Monday, 28 November 2016.

Proxy appointments received later than this time will be invalid.

POWER OF ATTORNEY

If the proxy form is signed under a power of attorney on behalf of a Shareholder, then the attorney must make sure that either the original power of attorney or a certified copy is sent with the proxy form, unless the power of attorney has already been provided to the Share Registry.

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CORPORATE REPRESENTATIVES

If a representative of a corporate Shareholder or a corporate proxy will be attending the Meeting, the representative should bring to the Meeting adequate evidence of their appointment, unless this has previously been provided to the Share Registry.

An appointment of corporate representative form may be obtained from Link Market Services by calling (+61) 1300 554 474 or online at http://www.linkmarketservices.com.au/corporate/InvestorServices/Forms.html.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting (AGM) of Shareholders of MOKO Social Media Limited will be held at South Perth Bowling Club, 2 Mends Street, South Perth, WA 6151 at 10.30am (AWST) on Wednesday, 30 November 2016. Registration will open at 10.00am (AWST).

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the AGM. Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

The Directors have determined under Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10.30am (AWST) on Monday, 28 November 2016.

As required by clause 11.3 of the Company’s Constitution, this Notice has been given to the ASX at least 20 Business Days before the date of the AGM and any nominations for election to the office of Director are to be received not later than five Business Days after the date of this Notice.

AGENDA

ADOPTION OF ANNUAL REPORT

To receive and consider the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2016.

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolution below, which will be proposed as a Non-Binding Resolution:

1.	resolution 1 – ADOPTION OF THE REMUNERATION REPORT

“To adopt the MOKO Remuneration Report for the year ended 30 June 2016.”

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolutions below, which will be proposed as Ordinary Resolutions:

2.	Resolution 2 – Re-election of Director – MALCOLM JAMES

“That Malcolm James be re-elected as a Director of the Company.”

3.	Resolution 3 – Re-election of Director – Edward Bralower

“That Edward Bralower be re-elected as a Director of the Company.”

4.	Resolution 4 – Re-election of Director – JaMES ROss

“That James Ross be re-elected as a Director of the Company.”

5.	Resolution 5 – Re-election of Director – EMMA WALDON

“That Emma Waldon be re-elected as a Director of the Company.”

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6.	RESOLUTION 6 – GRANT OF OPTIONS TO SHRIPAL SHAH, MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of (i) up to 12,500,000 Options with an exercise price of $0.01 and an expiry date of 31 December 2019 and (ii) up to 12,500,000 Options with an exercise price of $0.02 and an expiry date of 31 December 2019 to Shripal Shah or his nominee, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

7.	RESOLUTION 7 – GRANT OF OPTIONS TO MALCOLM JAMES, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 25,000,000 Options with an exercise price of $0.0125 and an expiry date of 30 June 2019 to Malcolm James or his nominee, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

8.	RESOLUTION 8 – GRANT OF OPTIONS TO EDWARD BRALOWER, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 25,000,000 Options with an exercise price of $0.0125 and an expiry date of 30 June 2019 to Edward Bralower or his nominee, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

9.	RESOLUTION 9 – GRANT OF OPTIONS TO JAMES ROSS, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 25,000,000 Options with an exercise price of $0.0125 and an expiry date of 30 June 2019 to James Ross or his nominee, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

10.	RESOLUTION 10 – GRANT OF OPTIONS TO EMMA WALDON, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 25,000,000 Options with an exercise price of $0.0125 and an expiry date of 30 June 2019 to Emma Waldon or her nominee, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

11.	RESOLUTION 11 – GRANT OF OPTIONS TO EMPLOYEES

“That for the purposes of ASX Listing Rule 7.1 and all other purposes, Shareholder approval be given for the grant of up to 25,000,000 Options with an exercise price of $0.0125 and an expiry date of 30 June 2019 to employees and contractors of the Company or their nominees as determined by the Directors, with the other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

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12.	RESOLUTION 12 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – ENITLTEMENT ISSUE UNDERWRITING FEES & BROKER COMMISSIONS

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify and approve the issue of (i)19,898,384 Shares, (ii) 9,949,192 Class A Unlisted Options with an exercise price of $0.02 and an expiry date of 12 April 2017 and (ii) 9,949,192 Class B Unlisted Options with an exercise price of $0.04 and an expiry date of 12 April 2019 for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

13.	RESOLUTION 13 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – SHORT TERM LOAN INTEREST & FEES

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify and approve the issue of (i)4,124,384 Shares, (ii) 2,062,192 Class A Unlisted Options with an exercise price of $0.02 and an expiry date of 12 April 2017 and (ii) 2,062,192 Class B Unlisted Options with an exercise price of $0.04 and an expiry date of 12 April 2019 for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

14.	RESOLUTION 14 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – CORPORATE ADVISORY FEES

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify and approve the issue of (i) 10,000,000 Class A Unlisted Options with an exercise price of $0.02 and an expiry date of 12 April 2017 and (ii) 10,000,000 Class B Unlisted Options with an exercise price of $0.04 and an expiry date of 12 April 2019 for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolution below, which will be proposed as a Special Resolution:

15.	RESOLUTION 15 – Approval of 10% Placement Capacity

“That, for the purposes of Listing Rule 7.1A and for all other purposes, approval is given for the issue of Equity Securities totaling up to 10% of the issued capital, calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Statement.”

DATED: 28 October 2016

BY ORDER OF THE BOARD

MOKO SOCIAL MEDIA LIMITED

EMMA WALDON

COMPANY SECRETARY

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Voting Exclusion Statement

For the definitions of Key Management Personnel (KMP) and Closely Related Parties, please refer to the Glossary on page 40.

The Corporations Act restricts members of the KMP of the Company and their Closely Related Parties from voting in relation to remuneration related Resolutions (such as Resolutions 1, 6, 7, 8, 9, and 10).

In addition, separate voting restrictions apply in respect of Resolutions 11, 12, 13, 14, and 15 under the ASX Listing Rules.

What this means for Shareholders: If you intend to appoint a member of the KMP (other than the Chairman of the Meeting) as your proxy, please ensure that you direct them how to vote on Resolutions 1, 6, 7, 8, 9, and 10. If you do not do so, your proxy will not be able to vote on your behalf on Resolutions 1, 6, 7, 8, 9, and 10.

If you intend to appoint the Chairman of the Meeting as your proxy, you are encouraged to direct him how to vote by marking the boxes for Resolutions 1, 6, 7, 8, 9, and 10 (for example if you wish to vote for, or against, or to abstain from voting). If you appoint the Chairman as your proxy without directing him how to vote, the proxy form authorises him to vote as he decides on Resolutions 1, 6, 7, 8, 9, and 10 (even though those Resolutions are connected with the remuneration of KMP). The Chairman of the Meeting intends to vote in favour of all Resolutions (where permissible).

The Company will disregard votes cast on Resolutions 1, 6, 7, 8, 9, 10, 11, 12, 13, 14, and 15 by the persons detailed in the table below.

Resolution	Voting exclusions
Resolution 1 – Adoption of Remuneration Report

A vote must not be cast in any capacity by:

-    a current or former member of the KMP whose remuneration details are included in the remuneration report for the year ended 30 June 2016, and

-    any Closely Related Parties of such member of the KMP.

In addition, no votes may be cast as a proxy by any other person who has become a member of the KMP by the time of the AGM, or their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 1 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of members of the KMP, including the Chairman).

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Resolution 6 - Grant of Options to Shripal Shah, Managing Director and Chief Executive Officer

A vote must not be cast by:

-    Shripal Shah, being the person who is to receive securities in relation to the Company, and

-    any associates of Shripal Shah.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 6 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 7 - Grant of Options to Malcolm James, Non-Executive Director

A vote must not be cast by:

-    Malcolm James, being the person who is to receive securities in relation to the Company, and

-    any associates of Malcolm James.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 7 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 8 - Grant of Options to Edward Bralower, Non-Executive Director

A vote must not be cast by:

-    Edward Bralower, being the person who is to receive securities in relation to the Company, and

-    any associates of Edward Bralower.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 8 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

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Resolution 9 - Grant of Options to Jim Ross, Non-Executive Director

A vote must not be cast by:

-    James Ross, being the person who is to receive securities in relation to the Company, and

-    any associates of James Ross.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 9 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 10 - Grant of Options to Emma Waldon, Non-Executive Director

A vote must not be cast by:

-    Emma Waldon, being the person who is to receive securities in relation to the Company, and

-    any associates of Emma Waldon.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 10 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 11 - Grant of Options to Employees

A vote must not be cast by:

-    a person who may participate in the proposed issue of securities and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution 11 is passed, and

-    any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 11 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

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Resolution 12 – Ratification of Prior Issue of Securities – Rights Issue Underwriting Fees & Broker Commissions

A vote must not be cast by:

-    the persons that participated in the issue of the securities that are the subject of the Resolution, and

-    any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 12 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

Resolution 13 – Ratification of Prior Issue of Securities – Short Term Loan Interest & Fees

A vote must not be cast by:

-    the persons that participated in the issue of the securities that are the subject of the Resolution, and

-    any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 13 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

Resolution 14 – Ratification of Prior Issue of Securities – Corporate Advisory Fees

A vote must not be cast by:

-    the persons that participated in the issue of the securities that are the subject of the Resolution, and

-    any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 14 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

Resolution 15 – Approval of 10% Placement Capacity

The Company will disregard any votes cast on Resolution 15 by any person who may participate in the issue of Equity Securities under this Resolution 15 and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if Resolution 15 is passed and any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 15 if:

-    the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-    the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

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EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting to be held on Wednesday, 30 November 2015 at 10.30am (AWST).

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.	ANNUAL REPORT

The business of the Meeting will include receipt and consideration of the Company’s Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2016, which are included in MOKO’s Annual Report.

In accordance with the Corporations Act 2001, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Annual Report, and on the management of MOKO.

The Company’s auditor will be present at the Meeting. During the discussion of this item, the auditor will be available to answer questions on:

-	the conduct of the audit;

-	the preparation and content of the Auditor’s Report;

-	the accounting policies adopted by the Company in relation to the preparation of the Financial Statements; and

-	the independence of the auditor in relation to the conduct of the audit.

Written questions for the auditor

If you would like to submit a written question about the content of the Auditor’s Report or the conduct of the audit of the Annual Financial Report to the Company’s auditor, please send your question to the Company Secretary. A list of qualifying questions will be made available at the Meeting.

Please note that all written questions must be received at least five business days before the Meeting, that is by Wednesday, 23 November 2016.

2.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

The Remuneration Report is set out in the Annual Report. The Remuneration Report details the Company’s remuneration arrangements for the Directors and senior management of the Company.

S250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report be put to the vote of the Company. Shareholders should note that the vote on Resolution 1 is advisory only and not binding on the Company or its Directors.

However, under the Corporations Act, if at least 25% of the votes cast on Resolution 1 are against the adoption of the Remuneration Report then:

-	if comments are made on the Remuneration Report at the Meeting, MOKO’s 2076 Remuneration Report will be required to include an explanation of the Board’s proposed action in response or, if no action is proposed, the Board’s reasons for this; and

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-	if, at next year’s AGM, at least 25% of the votes cast on the resolution for adoption of the 2017 Remuneration Report are against it, MOKO will be required to put to Shareholders a resolution proposing that an Extraordinary General Meeting (EGM) be called to consider the election of Directors (Spill Resolution). If the Spill Resolution is passed (i.e. more than 50% of the votes cast are in favour of it), all of the Directors (other than the Managing Director) will cease to hold office at the subsequent EGM, unless re-elected at that Meeting.

Last year, a resolution was passed to adopt the 2015 Remuneration Report, with in excess of 75% of votes cast in favour of the resolution on a show of hands (noting that in excess of 75% of proxies lodged were also in favour of the resolution).

In accordance with the Corporations Act, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Remuneration Report.

Board recommendation: The Remuneration Report forms part of the Directors’ Report, which was approved in accordance with a unanimous resolution of the Board. Each Director recommends that Shareholders vote in favour of adopting the Remuneration Report.

3.	re-election of directorS

Constitution

Clause 13.5 of the Constitution provides that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director appointed under clause 13.5 holds office only until the next following annual general meeting, and is then eligible for re-election.

Clause 13.2 of the Constitution requires that one third of the Directors (excluding Directors appointed under clause 13.5), or if their number is not a multiple of three, then the whole number nearest one third, must retire at each annual general meeting. It also provides that a Director who retires under clause 13.2 is eligible for re-election. Clause 13.1 of the Constitution provides that the Managing Director is exempt from this requirement.

RESOLUTION 2 – MALCOLM JAMES

Malcolm James seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Malcolm James

Non-Executive Director and Chairman

Experience and expertise

Malcolm James joined the Board on 7 October 2016 and is a highly experienced Company director of ASX listened companies. Mr. James has over 30 years’ experience in finance, project development and public company management. During this period, he has worked in several countries and been involved in over $2.5 billion in capital and debt raisings. He is currently the principal of MRJ Advisors, a boutique investment, advisory and project development organisation with offices in Perth and New York.

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Mr. James is well known for his philanthropic work in Australia and overseas and was the inaugural CEO of the Australian Employment Covenant, an organisation set up to promote long term employment for Indigenous Australians.

Current directorships of other listed companies

Non-Executive Chairman of Algae.Tec Ltd and Anova Metals Ltd and a Non-Executive Director of Vimy Resources Ltd

Former directorships of other listed companies in the last three years

Non-Executive Director of Triton Gold Limited and Alecto Minerals plc. Executive Director of Peninsula Energy Limited.

Special responsibilities

Member of the Audit Committee and Member of Compensation Committee

Board recommendation: The Directors (with Malcolm James abstaining) unanimously recommend the re-election of Malcolm James.

RESOLUTION 3 – EDWARD BRALOWER

Edward Bralower seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Edward Bralower

Non-Executive Director

Experience and expertise

Edward Bralower joined the Board on 30 June 2016. Mr. Bralower spent nearly twenty-five years at Jefferies & Co. in New York City, where he held various senior level equity sales and trading roles. Additionally, Mr. Bralower was the co-head of Jefferies' Stamford, CT office, and sat on numerous committees. He was the Global Head of hedge fund relationship management. Following his career at Jefferies, Mr. Bralower spent two years at Pali Capital and was a founding partner of Riverbank Advisors, LLC. Most recently he was a managing director at Sword, Rowe & Company.

Mr Bralower is currently associated with Wonderama Holdings, LLC., the producer of a family television show that encompasses all media distribution platforms to reach its target audience. He is presently a member of the advisory group at Formation Group, a leading Silicon Valley Venture Capital firm.

Mr Bralower holds a Bachelor of Arts from Franklin and Marshall College

Current directorships of other listed companies

Nil

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Nil

Board recommendation: The Directors (with Edward Bralower abstaining) unanimously recommend the re-election of Edward Bralower.

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RESOLUTION 4 – james ross

James Ross seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of James Ross

Non-Executive Director

Experience and expertise

Mr. Ross has extensive experience in sports management at senior levels in the US with a strong focus on driving sales and revenue growth through innovative management across a range of marketing channels.

Mr. Ross is currently General Manager, League and Team Marketing for FanDuel, the world’s largest daily fantasy sports company. At FanDuel he has developed and managed the online company’s key partnerships with NBA and NFL teams and provided expertise and guidance during a period of unprecedented growth. Prior to FanDuel, Mr. Ross served as Executive Vice President, Business Operations and Strategy for Palace Sports and Entertainment overseeing the corporate sales, premium seating and suite sales, data and analytics and business strategy departments.

Previously, he served in senior roles at the New York Yankees and Cleveland Browns where he was involved in the landmark stadium naming rights deals as well as being responsible for significant sales, marketing and revenue generating activities. Mr. Ross also held senior level positions at the Miami Dolphins and Dolphin Stadium; the Florida Marlins and the New York Mets.

Mr. Ross holds a B.S. in Journalism (Public Relations) from the University of Colorado and also attended the Sports Management Institute Executive Program in 1991. He has also sat on the board of the Genetic Disease Foundation since 2013 and Make-A-Wish MI since 2015.

Current directorships of other listed companies

Nil

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Nil

Board recommendation: The Directors (with James Ross abstaining) unanimously recommend the re-election of James Ross.

RESOLUTION 5 – EMMA WALDON

Emma Waldon seeks re-election in accordance with clause 13.2 of the Constitution.

Brief Curriculum Vitae of Emma Waldon

Non-Executive Director

Experience and expertise

Emma Waldon joined the Board of MOKO on 1st October 2015 and has held the role of Company Secretary of the Company since 1st January 2015. Emma has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom.

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Emma Waldon qualified as a Chartered Accountant with Ernst & Young in Perth, worked as an Equities Analyst with Euroz Securities and spent 9 years in London with Bank of Scotland and Lloyds Bank originating and re-structuring debt finance for private equity leveraged buy-outs of businesses across Europe. Emma was most recently a Director within Deloitte’s financial advisory services division in Perth and also holds the role of Company Secretary of Hazer Group Limited.

Emma Waldon completed a Bachelor of Commerce at UWA, is a member of the Institute of Chartered Accountants of Australia, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Current directorships of other listed companies

Nil

Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Chairman of the Audit Committee and Member of Compensation Committee. Company Secretary.

Board recommendation: The Directors (with Emma Waldon abstaining) unanimously recommend the re-election of Emma Waldon.

4.	GRANTS OF OPTIONS TO DIRECTORS

Background

It is proposed that the following unlisted Options are issued to Shripal Shah, Managing Director and Chief Executive Officer:

Name	Number of unlisted Options	Exercise price	Vesting date	Expiry date
Shripal Shah	12,500,000	$0.01	On issue	31/12/2019
Shripal Shah	12,500,000	$0.02	On issue	31/12/2019

It is proposed that the following unlisted Options are issued to the following Non-Executive Directors:

Name	Number of unlisted Options	Exercise price	Vesting date	Expiry date
Malcolm James	25,000,000	$0.0125	On issue	30/06/2019
Edward Bralower	25,000,000	$0.0125	On issue	30/06/2019
James Ross	25,000,000	$0.0125	On issue	30/06/2019
Emma Waldon	25,000,000	$0.0125	On issue	30/06/2019

ASX Listing Rule 10.11

ASX Listing Rule 10.11 states that an entity must not issue or agree to issue equity securities to any of the following persons without first receiving Shareholder approval:

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(a)	a related party; or

(b)	a person whose relationship with the entity or a related party is, in the ASX’s opinion, such that approval should be obtained.

A ‘related party’ for the purposes of the Corporations Act includes:

(a)       a director of a public company; and

(b)       an entity controlled by a director of a public company.

Accordingly, Shripal Shah, Malcolm James, Edward Bralower, James Ross and Emma Waldon are “related parties” to the Company.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of a public company unless the benefit falls within one of various exceptions to the general prohibition. Exceptions to this general prohibition include where the company first obtains the approval of its shareholder in general meeting, or the financial benefit being provided is on arm’s length terms or better.

A “financial benefit” for the purposes of the Corporations Act includes issuing securities to a related party.

RESOLUTION 6 – GRANT OF OPTIONS TO SHRIPAL SHAH, MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Shareholder approval

Shareholder approval is sought for the issue of 25,000,000 unlisted Options to Shripal Shah for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Shripal Shah as part of his compensation package, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Shripal Shah or to his nominee.

(b)	The maximum number of Options that will be issued to Shripal Shah or to his nominee is 25,000,000.

(c)	The Company proposes to issue the Options to Shripal Shah on 2 December 2016, but in any case, no later than one month after the date of the Meeting.

(d)	Shripal Shah is a Director of the Company.

(e)	The Options will be issued for no cash consideration and vest on issue. 12,500,000 will have an exercise price of $0.01 and an expiry date of 31 December 2019 and 12,500,000 will have an exercise price of $0.02 and an expiry date of 31 December 2019. Other material terms and conditions of the Options are set out at Schedule 1.

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(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Ian Shripal Shah abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Shripal Shah.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

RESOLUTION 7 – GRANT OF OPTIONS TO MALOLM JAMES, NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 25,000,000 unlisted Options to Malcolm James for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Malcolm James as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Malcolm James or to his nominee.

(b)	The maximum number of Options that will be issued to Malcolm James or to his nominee is 25,000,000.

(c)	The Company proposes to issue the Options to Malcolm James on 2 December 2016, but in any case, no later than one month after the date of the Meeting.

(d)	Malcolm James is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.0125. The expiry date will be 30 June 2019. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

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Board recommendation: The Directors (with Malcolm James abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Malcolm James.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

RESOLUTION 8 – GRANT OF OPTIONS TO EDWARD BRALOWER, NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 25,000,000 unlisted Options to Edward Bralower for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Edward Bralower as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Edward Bralower or to his nominee.

(b)	The maximum number of Options that will be issued to Edward Bralower or to his nominee is 25,000,000.

(c)	The Company proposes to issue the Options to Edward Bralower on 2 December 2016, but in any case, no later than one month after the date of the Meeting.

(d)	Edward Bralower is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.0125. The expiry date will be 30 June 2019. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Edward Bralower abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Edward Bralower.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

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RESOLUTION 9 – GRANT OF OPTIONS TO JAMES ROSS, NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 25,000,000 unlisted Options to James Ross for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to James Ross as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(h)	The Options will be issued to James Ross or to his nominee.

(i)	The maximum number of Options that will be issued to James Ross or to his nominee is 25,000,000.

(j)	The Company proposes to issue the Options to James Ross on 2 December 2016, but in any case, no later than one month after the date of the Meeting.

(k)	James Ross is a Director of the Company.

(l)	The Options will be issued for no cash consideration, for an exercise price of $0.0125. The expiry date will be 30 June 2019. Other material terms and conditions of the Options are set out at Schedule 1.

(m)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(n)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with James Ross abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to James Ross.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

RESOLUTION 10 – GRANT OF OPTIONS TO EMMA WALDON, NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 25,000,000 unlisted Options to Emma Waldon for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Emma Waldon as part of her total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

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(o)	The Options will be issued to Emma Waldon or to her nominee.

(p)	The maximum number of Options that will be issued to Emma Waldon or to her nominee is 25,000,000.

(q)	The Company proposes to issue the Options to Emma Waldon on 2 December 2016, but in any case, no later than one month after the date of the Meeting.

(r)	Emma Waldon is a Director of the Company.

(s)	The Options will be issued for no cash consideration, for an exercise price of $0.0125. The expiry date will be 30 June 2019. Other material terms and conditions of the Options are set out at Schedule 1.

(t)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(u)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Emma Waldon abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Emma Waldon.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

5.	GRANTS OF OPTIONS TO EMPLOYEES

RESOLUTION 11 – GRANT OF OPTIONS TO EMPLOYEES

ASX Listing Rule 7.1

Listing Rule 7.1 provides that subject to certain exceptions (which do not apply in the present circumstances) a listed company may not issue shares or options to subscribe for shares equal to more than 15% of that company’s issued capital in any 12 months without obtaining shareholder approval. However, issues made with the prior approval of shareholders in a general meeting are not subject to this restriction and will not be counted as part of the 15% limit.

If Shareholders approve the proposed issue of Shares that is the subject of Resolution 11:

(a)	the Company will be permitted to issue the Shares that are the subject of Resolution 11; and
(b)	the Shares issued pursuant to Resolution 11 will not be counted towards the Company’s 15% limit in respect of issues of equity securities in the following 12 month period.

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Shareholder approval

Shareholder approval is sought for the grant of up to 25,000,000 unlisted Options to employees and contractors of the Company as determined by the Directors for all purposes, including ASX Listing Rule 7.1. These Options are proposed to be issued to incentivise employees and contractors for prior and future performance and to conserve cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel. No Directors will be entitled to participate in the Option issue.

Technical Information Required by ASX Listing Rule 7.3

ASX Listing Rule 7.3 requires the following information to be provided to Shareholders when seeking approval for the purposes of ASX Listing Rule 7.1:

(a)	the maximum Options to be issued by the Company is 25,000,000;
(b)	the Options will be issued no later than three (3) months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and the issue will occur progressively;
(c)	the Options will have an exercise price of $0.0125;
(d)	the Options will be issued to employees and contractors of the Company as determined by the Directors. No Directors will be entitled to participate;
(e)	the Options will be issued for no cash consideration and have an exercise price of $0.0125 and an expiry date of 30 June 2019. Vesting and performance conditions may be applied as determined by the Directors. Other material terms and conditions of the Options are set out in Schedule 1;
(f)	there will be no funds raised from the issue of the Options. Any proceeds received by the Company from the exercise of the options will be used to provide additional working capital to the Company; and
(g)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of approving the issue of up to 25,000,000 Options to incentivise employees and contractors for prior and future performance and to conserve cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

6.	RATIFICATION OF PRIOR ISSUE OF SECURITIES

ASX Listing Rule 7.1

ASX Listing Rule 7.1 restricts listed companies in relation to the number of equity securities that they can issue or agree to issue without shareholder approval. Generally, a listed company cannot, in any 12 month period, issue a number of equity securities which is more than 15% of their fully paid ordinary shares on issue without shareholder approval (15% limit), unless an exception applies. The Company has not exceeded this 15% limit.

ASX Listing Rule 7.4

ASX Listing Rule 7.4 provides that where holders of ordinary securities approve a previous issue of securities made without approval under ASX Listing Rule 7.1, and provided that the previous issue of securities did not breach ASX Listing Rule 7.1, those securities shall be deemed to have been issued with Shareholder approval for the purpose of ASX Listing Rule 7.1.

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RESOLUTION 12 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – ENTITLEMENT ISSUE UNDERWRITING FEES & BROKER COMMISSIONS

Background

On 28 April 2016, the Company issued 19,898,384 Shares, 9,949,192 Class A Unlisted Options and 9,949,192 Class B Unlisted Options in satisfaction of underwriting and sub-underwriting fees and commissions payable pursuant to an Entitlement Issue Prospectus dated 1st March 2016.

Shareholder approval

Shareholder approval is now sought for the issues of securities set out below, pursuant to ASX Listing Rule 7.4, to reinstate the Company’s capacity to issue up to 15% of its ordinary issued capital under ASX Listing Rule 7.1, if required, over a 12 month period without seeking further Shareholder approval.

ASX Listing Rule 7.5 requires the following information to be provided to Shareholders:

(a)	the number of securities issued was 19,898,384 Shares, 9,949,192 Class A Unlisted Options and 9,949,192 Class B Unlisted Options.

(b)	19,898,384 Shares were issued for no cash consideration and a deemed value of $0.01 per Share. 9,949,192 Class A Unlisted Options and 9,949,192 Class B Unlisted Options were issued for no cash consideration. The underwriting fees and commissions payable pursuant to the Entitlement Issue Prospectus dated 1 March 2016 were satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under that Prospectus.

(c)	the Shares issued rank equally with, and are on the same terms as, the existing Shares on issue. The Class A Unlisted Options have an exercise price of $0.02 and an expiry date of 12 April 2017 and the Class B Unlisted Options have an exercise price of $0.04 and an expiry date of 12 April 2019. Other material terms and conditions of the Class A Unlisted Options and Class B Unlisted Options are outlined in the Entitlement Issue Prospectus dated 1 March 2016.

(d)	the Shares and Options were issued as set out in the table below:

Basis of Determining Persons Securities Issued To	Shares	Class A Unlisted Options	Class B Unlisted Options
Underwriter to the Entitlement Issue Prospectus	9,000,000	4,500,000	4,500,000
Sub-Underwriters to the Entitlement Issue Prospectus	7,500,000	3,750,000	3,750,000
Licensed securities dealers or Australian financial services licensees who submitted valid Applications pursuant to the Entitlement Issue Prospectus	3,398,384	1,699,192	1,699,192
Total	19,898,384	9,949,192	9,949,192

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(e)	No funds were raised from the issue of Shares or the Class A and Class B Unlisted Options, the funds raised on the exercise of unlisted Options will be used to supplement the Company’s existing working capital. The purpose of the issue is set out above under the heading, ‘Background’.

(f)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting.

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of ratifying the above issue of equity securities. This will enable the Company to retain the flexibility to issue further equity securities representing up to 15% of the Company’s share capital under ASX Listing Rule 7.1 during a 12 month period without seeking further Shareholder approval.

RESOLUTION 13 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – SHORT TERM LOAN INTEREST & FEES

Background

On 28 April 2016, the Company issued 4,124,384 Shares, 2,062,192 Class A Unlisted Options and 2,062,192 Class B Unlisted Options in satisfaction of fees and interest due on a short term loan. Between January and April 2016, Reef Investments Pty Ltd, a Company controlled by major shareholder Trevor Nair, advanced to the Company a short term, unsecured loan totalling $1,500,000 (the Loan). The Loan accrued interest at 6% per annum and carried a fee of 2% of the Loan amount. The fees and interest payable on the Loan were satisfied by the issue of the outlined Securities in order to preserve the cash resources of the Company.

Shareholder approval

Shareholder approval is now sought for the issues of securities set out below, pursuant to ASX Listing Rule 7.4, to reinstate the Company’s capacity to issue up to 15% of its ordinary issued capital under ASX Listing Rule 7.1, if required, over a 12 month period without seeking further Shareholder approval.

ASX Listing Rule 7.5 requires the following information to be provided to Shareholders:

(g)	the number of securities issued was 4,124,384 Shares, 2,062,192 Class A Unlisted Options and 2,062,192 Class B Unlisted Options.

(h)	4,124,384 Shares were issued for no cash consideration and a deemed value of $0.01 per Share. 2,062,192 Class A Unlisted Options and 2,062,192 Class B Unlisted Options were issued for no cash consideration.

(i)	the Shares issued rank equally with, and are on the same terms as, the existing Shares on issue. The Class A Unlisted Options have an exercise price of $0.02 and an expiry date of 12 April 2017 and the Class B Unlisted Options have an exercise price of $0.04 and an expiry date of 12 April 2019. Other material terms and conditions of the Class A Unlisted Options and Class B Unlisted Options are outlined in the Entitlement Issue Prospectus dated 1 March 2016.

(j)	the Shares and Options were issued to Reef Investments Pty Ltd, a Company controlled by major shareholder Trevor Nairn.

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(k)	No funds were raised from the issue of Shares or the Class A and Class B Unlisted Options, the funds raised on the exercise of unlisted Options will be used to supplement the Company’s existing working capital. The purpose of the issue is set out above under the heading, ‘Background’.

(l)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting.

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of ratifying the above issue of equity securities. This will enable the Company to retain the flexibility to issue further equity securities representing up to 15% of the Company’s share capital under ASX Listing Rule 7.1 during a 12 month period without seeking further Shareholder approval.

RESOLUTION 14 – RATIFICATION OF PRIOR ISSUE OF SECURITIES – CORPORATE ADVISORY FEES

Background

On 28 April 2016, the Company issued 10,000,000 Class A Unlisted Options and 10,000,00 Class B Unlisted Options pursuant to Engagement Letters with Foster Stockbroking Pty Ltd and Triple C Consulting Pty Ltd to provide corporate advisory services.

Shareholder approval

Shareholder approval is now sought for the issues of securities set out below, pursuant to ASX Listing Rule 7.4, to reinstate the Company’s capacity to issue up to 15% of its ordinary issued capital under ASX Listing Rule 7.1, if required, over a 12 month period without seeking further Shareholder approval.

ASX Listing Rule 7.5 requires the following information to be provided to Shareholders:

(m)	the number of securities issued was 10,000,000 Class A Unlisted Options and 10,000,000 Class B Unlisted Options.

(n)	The Class A Unlisted Options and Class B Unlisted Options were issued for no consideration.

(o)	The Class A Unlisted Options have an exercise price of $0.02 and an expiry date of 12 April 2017 and the Class B Unlisted Options have an exercise price of $0.04 and an expiry date of 12 April 2019. Other material terms and conditions of the Class A Unlisted Options and Class B Unlisted Options are outlined in the Entitlement Issue Prospectus dated 1 March 2016.

(p)	the Options were issued as set out in the table below:
Basis of Determining Persons Securities Issued To	Class A Unlisted Options	Class B Unlisted Options
Foster Stockbroking Pty Ltd or their nominees	5,000,000	5,000,000
Triple C Consulting Pty Ltd or their nominees	5,000,000	5,000,000
Total	10,000,000	10,000,000

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(q)	No funds were raised from the issue the Class A and Class B Unlisted Options, the funds raised on the exercise of unlisted Options will be used to supplement the Company’s existing working capital. The purpose of the issues of Class A and Class B Unlisted Options is set out above under the heading, ‘Background’.

(r)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting.

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of ratifying the above issue of equity securities. This will enable the Company to retain the flexibility to issue further equity securities representing up to 15% of the Company’s share capital under ASX Listing Rule 7.1 during a 12 month period without seeking further Shareholder approval.

8.	RESOLUTION 15 – APPROVAL FOR 10% PLACEMENT CAPACITY

15.1	General

Listing Rule 7.1A enables eligible entities to issue Equity Securities totalling up to 10% of its issued share capital through placements over a 12 month period after the entity’s annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval by way of a special resolution to have the ability to issue Equity Securities under the 10% Placement Facility.

The exact number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (please refer to Section 15.2(c) below).

The Directors believe that Resolution 15 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

16.2	ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

Resolution 15 is a special resolution. Accordingly, at least 75% of votes cast by Shareholders present and eligible to vote at the Meeting must be in favour of Resolution 15 for it to be passed.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

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As at the date of the Notice, the Company has one quoted classes of Equity Securities on issue on the ASX, being the Shares (ASX Code: MKB).

(c)	Formula for calculating 10% Placement Capacity

The exact number of Equity Securities that the Company may issue under an approval under ASX Listing Rule 7.1A will be calculated according to the following formula:

(A x D) – E

Where:

A	is the number of Shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of Shares issued in the previous 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the previous 12 months;

(C)	plus the number of Shares issued in the previous 12 months with approval of holders of Shares under ASX Listing Rule 7.1 or 7.4. This does not include an issue of Shares under the Company's 15% placement capacity without Shareholder approval; and

(D)	less the number of Shares cancelled in the previous 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating the Company's 15% placement capacity.

D	is 10%.

E	is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of issue or agreement to issue that are not issued with the approval of holders of Ordinary Securities under ASX Listing Rule 7.1 or 7.4.

16.3	Technical information required by ASX Listing Rule 7.1A

Pursuant to and in accordance with ASX Listing Rule 7.3A, the information below is provided in relation to this Resolution 15:

(a)	Minimum Price

The minimum price at which the Equity Securities may be issued is 75% of the volume weighted average price of Equity Securities in that class, calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 5 ASX trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

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(b)	Date of Issue

The Equity Securities may be issued under the 10% Placement Capacity commencing on the date of the Meeting and expiring on the first to occur of the following:

(i)	12 months after the date of this Meeting; and

(ii)	the date of approval by Shareholders of any transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of the Company’s activities) or 11.2 (disposal of the Company’s main undertaking) after which date, an approval under Listing Rule 7.1A ceases to be valid,

(10% Placement Capacity Period).

(c)	Risk of voting dilution

Any issue of Equity Securities under the 10% Placement Capacity will dilute the interests of Shareholders who do not receive any Shares under the issue.

If Resolution 15 is approved by Shareholders and the Company issues the maximum number of Equity Securities available under the 10% Placement Capacity, the economic and voting dilution of existing Shares would be as shown in the table below. The table below shows the dilution of existing Shareholders calculated in accordance with the formula outlined in ASX Listing Rule 7.1A.2, on the basis of the current market price of Shares and the current number of Equity Securities on issue as at the date of this Notice.

The table also shows the voting dilution impact where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the 10% Placement Capacity.

Number of Shares on Issue (Variable 'A' in ASX Listing Rule 7.1A.2)	Dilution
	Issue Price (per Share)	$0.0025	$0.005	$0.0075
		(50% decrease in current issue price)	(Current issue price)	(50% increase in current issue price)
1,659,796,126	Shares issued - 10% voting dilution	165,979,613	165,979,613	165,979,613
(Current Variable A)	Funds raised	$414,949	$829,898	$1,244,847
2,489,694,190	Shares issued - 10% voting dilution	248,969,419	248,969,419	248,969,419
(50% increase in Variable A)*	Funds raised	$622,424	$1,244,847	$1,867,271
3,319,592,253	Shares issued - 10% voting dilution	331,959,225	331,959,225	331,959,225
(100% increase in Variable A)*	Funds raised	$829,898	$1,659,796	$2,489,694

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*The number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro- rata rights issue, a scrip issued under a takeover offer or the issue of Shares on the exercise of options which complied with ASX Listing Rules when issued) or that are issued with Shareholder approval under ASX Listing Rule 7.1.

The table above uses the following assumptions:

1.	Variable “A” in the above table is calculated with reference to the total shares on issue as at 21 October 2016.
2.	The issue price set out above is the closing price of the Shares on the ASX on 21 October 2016.
3.	The Company issues the maximum possible number of Equity Securities under the 10% Placement Capacity.
4.	The issue of Equity Securities under the 10% Placement Capacity consists only of Shares. It is assumed that no Options are exercised into Shares before the date of issue of the Equity Securities.
5.	The calculations above do not show the dilution that any one particular Shareholder will be subject to. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.
6.	This table does not set out any dilution pursuant to approvals under ASX Listing Rule 7.1.
7.	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
8.	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Meeting

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s Shares may be significantly lower on the issue date than on the date of the Meeting; and

(ii)	the Shares may be issued at a price that is at a discount to the market price for those Shares on the date of issue.

(d)	Purpose of Issue under 10% Placement Capacity

The Company may seek to issue the Equity Securities under the 10% Placement Facility in order to develop the Company’s digital assets and social media platforms targeting large target interest groups in the U.S., in particular students, as well as general working capital. The Company may also issue Equity Securities for non-cash consideration, such as for the acquisition of businesses or investments. If the Company issues Equity Securities for non-cash consideration, the Company will provide a valuation of the non-cash consideration that demonstrates that the deemed issue price of the Equity Securities complies with Listing Rule 7.1A.3.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon any issue of Equity Securities.

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(e)	Allocation under the 10% Placement Capacity

The Company’s allocation policy for the issue of Equity Securities under the 10% Placement Capacity will be dependent on the prevailing market conditions at the time of the proposed placement(s).

The recipients of the Equity Securities to be issued under the 10% Placement Capacity have not yet been determined. However, the recipients of Equity Securities could consist of current Shareholders or new investors (or both), none of whom will be related parties of the Company.

The Company will determine the recipients at the time of the issue under the 10% Placement Capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iii)	the effect of the issue of the Equity Securities on the control of the Company;

(iv)	the circumstances of the Company, including, but not limited to, the financial position and solvency of the Company;

(v)	prevailing market conditions; and

(vi)	advice from corporate, financial and broking advisers (if applicable).

Further, if the Company is successful in acquiring new assets or investments, it is likely that the recipients under the 10% Placement Capacity will be vendors of the new assets or investments.

(f)	Previous Approval under ASX Listing Rule 7.1A

The Company previously obtained approval under ASX Listing Rule 7.1A at its Annual General Meeting held on 17 November 2015.

During the 12 month period preceding the date of the Meeting, being on and from 17 November 2015, the Company issued 842,309,447 Shares and 889,909,510 Unlisted Options which represents approximately 197% of the total diluted number of Equity Securities on issue in the Company on 17 November 2015, which was 879,456,679.

In accordance with ASX Listing Rule 7.3.A6 the Company provides the following information in relation to Equity Securities issued by the Company during the 12 month period preceding the date of this Meeting:

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Equity Securities Issued in the 12 months preceeding the Meeting Date Number Class Exercise Price Expiry Date Recipients Issue Price Discount to Market Price (if applicable) Form of Consideration Use/Intended Use Consideration Amount Spent Current Value of Non-Cash Consideration (2) Issue of Shares 27/11/2015 400,000 ADSs N/A N/A Participant of US Omnibus Equity Incentive Scheme (Employee) Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $1,200 12/04/2016 817,886,679 Ordinary Shares N/A N/A Participants in Entitlement Issue pursuant to Prospectus dated 1 March 2016 $ 0.01 -9% Cash Refer to Note 1 $ 8,178,867 $ 7,678,867 N/A 28/04/2016 16,500,000 Ordinary Shares N/A N/A Underwriter and Sub-Underwriters to Entitlement Issue Prosectus $ 0.01 -33% Non-Cash N/A Underwriting and Sub-Underwriting Fees payable pursuant to Entitlement Issue Prospectus N/A $49,500 28/04/2016 3,398,384 Ordinary Shares N/A N/A Licensed securities dealers or Australian financial services licensees who submitted valid Applications pursuant to the Entitlement Issue Prospectus $ 0.01 -33% Non-Cash N/A Commissions payable pursuant to Entitlement Issue Prospectus N/A $10,195 28/04/2016 4,124,384 Ordinary Shares N/A N/A Reef Investments Pty Ltd, a Company controlled by major shareholder Trevor Nairn $ 0.01 -33% Non-Cash N/A Fees and interest payable on a short-term loan N/A $12,373 Total 842,309,447 Issue of Unlisted Options 27/11/2015 12,000,000 ADS Options US$0.13375 27/11/2019 & 27/11/2020 Director (Ian Rodwell) Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $ 102,493 27/11/2015 8,000,000 ADS Options US$0.08875 27/11/2018 Director (Mark Hauser, Leo Hindery Jr, Diana Rhoten) Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $ 183,216 27/11/2015 2,000,000 Unlisted Options $0.15 27/11/2018 Director (Emma Waldon) Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $ 55,771 Performance based remuneration for 15/01/2016 4,000,000 ADS Options US$0.0285 31/12/2018 Employee of the Company Nil N/A Non-Cash N/A services provided to the Company N/A $ 15,465 12/04/2016 408,943,371 Class A Options $0.02 12/04/2017 Participants in Entitlement Issue pursuant to Prospectus dated 1 March 2016 Nil N/A Non-Cash N/A Participants in Entitlement Issue pursuant to Prospectus dated 1 March 2016 N/A $ 157,707 12/04/2016 408,943,371 Class B Options $0.04 12/04/2019 As per above Nil N/A Non-Cash N/A As per above N/A $ 132,622 28/04/2016 8,250,000 Class A Options $0.02 12/04/2017 Underwriter and Sub-Underwriters to Entitlement Issue Prosectus Nil N/A Non-Cash N/A Underwriting and Sub-Underwriting Fees payable pursuant to Entitlement Issue Prospectus N/A $ 3,182 28/04/2016 8,250,000 Class B Options $0.04 12/04/2019 As per above Nil N/A Non-Cash N/A As per above N/A $ 2,676 28/04/2016 1,699,192 Class A Options $0.02 12/04/2017 Licensed securities dealers or Australian financial services licensees who submitted valid Applications pursuant to the Entitlement Issue Prospectus Nil N/A Non-Cash N/A Commissions payable pursuant to Entitlement Issue Prospectus N/A $ 655 28/04/2016 1,699,192 Class B Options $0.04 12/04/2019 As per above Nil N/A Non-Cash N/A As per above N/A $ 551 28/04/2016 2,062,192 Class A Options $0.02 12/04/2017 Reef Investments Pty Ltd, a Company controlled by major shareholder Trevor Nairn Nil N/A Non-Cash N/A Fees and interest payable on a short-term loan N/A $ 795 28/04/2016 2,062,192 Class B Options $0.04 12/04/2019 As per above Nil N/A Non-Cash N/A As per above N/A $ 669 28/04/2016 10,000,000 Class A Options $0.02 12/04/2017 Fosters Stockbroking Pty Ltd and Triple C Consulting Pty Ltd Nil N/A Non-Cash N/A Corporate Advisory ServicesN/A $ 3,856 28/04/2016 10,000,000 Class B Options $0.04 12/04/2019 As per above Nil N/A Non-Cash N/A As per above N/A $ 3,243 28/04/2016 1,000,000 Unlisted Options $0.02 28/04/2018 Employee of the Company Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $ 753 28/04/2016 1,000,000 Unlisted Options $0.03 28/04/2018 Employee of the Company Nil N/A Non-Cash N/A Performance based remuneration for services provided to the Company N/A $ 289 Total 889,909,510 Note 1: Funds raised were used to develop the Company's social media products, repay a short-term loan and fund exisiting and furture general working capital requirments. The remaining funds are intended to be used to continue to develop the Company's social media products and for general working capital. Note 2: Valuation of options is at the grant date using the Black & Scholes methodology

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ANNEXURE 1 – ADDITIONAL DISCLOSURES REQUIRED BY CHAPTER 2E.1

The following information is provided to comply with sections 219 of the Corporations Act. Neither the Directors nor the Company are aware of any other information that is material to or would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by Resolutions 6 - 10 which is not set out in this Notice.

Nature of Financial Benefit

Using the Black-Scholes option pricing model and on the basis of the assumptions set out below, the Company has determined the value of the financial benefit to be provided to the Directors pursuant to each of Resolutions 6-10 is as follows:

Resolution	Name	Number of Options	Exercise price	Expiry date	Valuation
6	Shripal Shah	12,500,000	$0.01	31/12/2019	$9,081
6	Shripal Shah	12,500,000	$0.02	31/12/2019	$3,473
7	Malcolm James	25,000,000	$0.0125	30/06/2019	$10,982
8	Edward Bralower	25,000,000	$0.0125	30/06/2019	$10,982
9	James Ross	25,000,000	$0.0125	30/06/2019	$10,982
10	Emma Waldon	25,000,000	$0.0125	30/06/2019	$10,982

The Black-Scholes option pricing model inputs for the calculation of the valuations include:

(i)	Issue Price: Options are to be granted for no cash consideration.

(ii)	Expected Grant Date: The Company proposes to issue the Options on 2 December 2016 providing that each of Resolutions 6 to 10 has been approved by Shareholders, but in any case, no later than one month after the date of passage of each Resolution.

(iii)	Vesting Conditions: The Options vest immediately on issue.

(iv)	Share price at valuation date: $0.004 being the closing price on 18 October 2015.

(v)	Expected Price Volatility: For Resolution 6, 61% determined using the daily closing price for Shares for the last 3.1 years. For Resolution 7 to 10, 62% determined using the daily closing price for Shares for the last 2.6 years.

(vi)	Expected Dividend Yield: nil.

(vii)	Risk-Free Interest Rate: 1.75% being the applicable Australian government bond yield.

(viii)	Discount: No discount has been applied.

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Director’s Recommendation

As noted in each of Resolution 6 to 10, the Directors who are not beneficiaries in that Resolution unanimously recommend that Shareholders vote in favour of approving the grant of Options.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

The Directors who are a beneficiary of the proposed Option issue have abstained from recommending that Resolution as a result of their material personal interest in the outcome.

Directors Interest

Each Director being granted Options in Resolutions 6 to 10 has a personal interest in the outcome of that Resolution.

Other information reasonably required by Shareholders to make a decision that is known to the Company or any of its Directors

Dilution

The table below sets out the dilutionary effect that, subject to obtaining the necessary Shareholder approvals, will occur as a result of the issue of the ADS Options and Options proposed to be issued under Resolutions 6 to 10.

Security Holder	Fully Diluted Holding in Company before passing Resolutions 6 - 10	Fully Diluted Holding in Company after passing Resolutions 6 - 10
Shripal Shah	0.27%	0.93%
Malcolm James	0.00%	0.92%
Edward Bralower	0.01%	0.93%
James Ross	0.00%	0.92%
Emma Waldon	0.17%	1.01%
All Other Shareholders	99.56%	95.28%
TOTAL	100.00%	100.00%

After the passing of Resolutions 6 - 10 and the subsequent issue of Options, the Directors’ direct and indirect interests in Shares and Options will be as outlined below:

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Remuneration

As outlined in the Remuneration Report in the 2016 Annual Report, the Directors have resolved that the Non-Executive Directors will receive the following Director’s fees (inclusive of superannuation where applicable).

Non-Executive Director	Director’s Fees
Malcolm James	$48,000
Edward Bralower	US$50,000
James Ross	US$50,000
Emma Waldon	$25,000

As outlined in the Remuneration Report in the 2016 Annual Report:

o	Shripal Shah, the Managing Director Chief Executive Office receives an annual base salary US$305,000 per annum and upon the six month anniversary of Interim CEO commencement date, the Company shall pay a bonus of US$25,000; and

o	Emma Waldon, Non-Executive Director, receives $60,000 per annum, inclusive of superannuation, for company secretarial services provided to the Company.

PRIOR TO PASSING RESOLUTIONS 6 - 10 AFTER PASSING RESOLUTIONS 6 - 10 Security Holder Ordinary Shares Unlisted Options Performance Shares Total holding (prior to passing Resolutions 6-10) Ordinary Shares Unlisted Options Performance Shares Total holding (after passing Resolutions 6-10) Shripal Shah 193,040 6,700,000 - 6,893,040 193,040 25,000,000 - 25,193,040 Malcolm James - - - - - 25,000,000 - 25,000,000 Edward Bralower 200,000 - - 200,000 200,000 25,000,000 - 25,200,000 James Ross - - - - - 25,000,000 - 25,000,000 Emma Waldon 2,300,000 2,000,000 - 4,300,000 2,300,000 25,000,000 - 27,300,000 All Other Shareholders 1,657,103,086 898,259,510 20,000,000 2,575,362,596 1,657,103,086 898,259,510 20,000,000 2,575,362,596 TOTAL 1,659,796,126 906,959,510 20,000,000 2,586,755,636 1,659,796,126 1,023,259,510 20,000,000 2,703,055,636

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The remuneration of the Directors for the year ending 30 June 2016 (for clarity, this is before the issue of the proposed Options referred to above), is outlined below:

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2016	Salary & Fees	Bonus	Termination	Other	Super- annuation	Retirement benefits	Performance Shares	Options / ADS shares	Total $

Non-Executive Directors
G McCann[1]	102,740	-	-	-	9,760	-	310,074	-	422,574
M Hauser	75,665	-	-	-	-	-	-	72,857	148,522
J White	12,177	-	-	-	1,157	-	-	-	13,334
L Hindery	43,708	-	-	-	-	-	-	72,857	116,565
R Diana	29,922	-	-	-	-	-	-	37,502	67,424
E Bralower	-	-	-	-	-	-	-	-	-
Executive Directors
I Rodwell[3]	361,047	-	204,523	89,330	-	-	-	102,493	757,393
S Shah[2]	151,447	32,621	-	330	-	-	-	753	185,151
Company Secretary and Non-Executive Director
E Waldon	71,969	-	-	-	6,832	-	-	55,771	134,572
TOTAL	848,675	32,621	204,523	89,660	17,749	-	310,074	342,233	1,845,535

1.	G McCann is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio was based on normal commercial terms and was terminated in August 2015. A total of $1,664 (2015: $20,047) was received by Consortio in relation to this agreement for the year.
2.	S Shripal’s remuneration is from his appointment as Interim Chief Executive Officer on 18 February 2016. STI bonus of US$25,000 was paid on the completion of a capital raise and options were issued in April 2016 per service agreement.
3.	I Rodwell was CEO and Managing Director up until 18 February 2016. Other amounts include rental assistance and health related insurance. Termination amounts include salary payments during a 6 month notice period and accrued annual leave and long service leave entitlements.

The following individuals were Directors of the Company during the year ended 30 June 2016:

•	Greg McCann – Non-Executive Chairman
•	Ian Rodwell - Chief Executive Officer and Managing Director (until 18 February 2016)
•	Shripal Shah - Interim CEO (from 18 February, 2016), Managing Director & CEO (from 16 May 2016)
•	Mark Hauser - Non Executive Director (until 24 May, 2016)
•	Jeff White - Non-Executive Director (until 17 November, 2015)
•	Leo Hindery Jr - Non-Executive Director (until 14 April 2016)
•	Diana Rhoten - Non-Executive Director (from 1 October 2015 until 14 April 2016)
•	Emma Waldon – Company Secretary (from 1 January 2015), Non-Executive Director (from 1 October 2015)
•	E Bralower - Non-Executive Director (from 30 June 2016)

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Historic Share Price Information

Historical share price information for the twelve months prior to 7 October 2016 is as follows:

	Share Price	Date
Highest	$0.11	13 Oct 2015
Lowest	$0.001	20 Sept 2016
Last	$0.005	21 Oct 2016

6.	eNQUIRIES

Shareholders may contact the Company Secretary if they have any queries in respect of the matters set out in these documents.

Emma Waldon

Company Secretary

MOKO Social Media Limited

Suite 5, 442-446 Beaufort Street

Highgate, WA, 6003

Australia

Tel: +61 8 9227 7100

Email: emma.waldon@mokosocialmedia.com

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Schedule 1 – OPTIONS – Terms and Conditions

The Options that are the subject of each of Resolutions 6 to 11, will be issued on the following terms and conditions (which will be confirmed to option holders at the time that initial transaction statements are despatched):

1.	Entitlement

Each Option entitles the holder to subscribe for and be issued one fully paid Ordinary Share (“Shares”) in MOKO Social Media Limited (“Company”) upon exercise of each Option.

2.	Exercise Period and Vesting Date

a)	Subject to item 2(b) below and any vesting or expiry period conditions set out in the Option certificate, each Option is exercisable at any time after the later of the date of grant of the Option and the vesting date and before the Expiry Date.

Notwithstanding that the Expiry Date has not occurred, each Option will expire on that date which is the earlier to occur of a Change of Control Event and the Expiry Date and thereafter no party has any claim against any other party arising under or in respect of the Options.

b)	If there is a vesting date, the Options immediately vest if a Change in Control Event occurs in respect of the Shares of the Company.

c)	For the purposes of clause 2(a) and 2(b) a "Change in Control Event" means:

i.	the occurrence of:

(A)	the offeror under a takeover offer in respect of all Shares announcing that it has achieved acceptances in respect of 50.1% or more of the Shares; and
(B)	that takeover bid has become unconditional (except any condition in relation to the cancellation or exercise of the Options); or

ii.	the announcement by the Company that:

(A)	shareholders of the Company have at a Court convened meeting of shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement under which all Shares are to be either:

(1)	cancelled; or

(2)	transferred to a third party; and

(B)	the Court, by order, approves the proposed scheme of arrangement.

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3.	Notice of Exercise

The Options may be exercised by notice in writing to the Company and payment of the Exercise Price for each Option being exercised. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

4.	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then shares of the Company.

5.	Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options.

6.	Timing of issue of Shares

Within 15 Business Days after the later of the following:

(a)	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Option being exercised by the Company if the Company is not in possession of excluded information (as defined in section 708A(7) of the Corporations Act); and

(b)	the date the Company ceases to be in possession of excluded information in respect to the Company (if any) following the receipt of the Notice of Exercise and payment of the Exercise Price for each Option being exercised by the Company, the Company will:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)	give ASX a notice that complies with section 708A(5)(e) of the Corporations Act or lodge a prospectus with ASIC that qualifies the Shares for resale under section 708A(11) of the Corporations Act; and

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

7.	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options.

However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

8.	Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

a)	the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Option holder would have received if they had exercised the Option before the record date for the bonus issue; and

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b)	no change will be made to the Exercise Price.

9.	Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders will, be varied to the extent necessary to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

10.	Quotation of Options

No application for quotation of the Options will be made by the Company.

11.	Options Transferable

The Options are not transferable.

12.	Lodgement Instructions

The application for Shares on exercise of the Options with the appropriate remittance should be lodged with the Company Secretary.

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GLOSSARY

ADS means an American Depositary Share of the Company, where one ADS represents 40 Shares.

ADS Options means an unlisted option, if exercised in accordance with its terms, to acquire one ADS in the Company.

Annual General Meeting, AGM or Meeting means the meeting convened by the Notice.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the Listing Rules of ASX.

AWST means Australian Western Standard Time, Perth, Western Australia.

Board means the board of Directors of the Company as constituted from time to time.

Business Day has the meaning given to that term in ASX Listing Rule 19.12.

Closely Related Parties, in relation to a member of KMP, means the member’s spouse, child or dependant (or a child or dependant of the member’s spouse), anyone else in the member’s family who may be expected to influence or be influenced by the member in the member’s dealings with MOKO (or the MOKO Group), and any company the member controls.

Company or MOKO means MOKO Social Media Limited (ABN 35 111 082 485).

Constitution means the Constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Documents means each of the Notice, Explanatory Statement and the Proxy Form and all other documents that accompany each other when sent to each Shareholder.

Entitlement Issue Prospectus means the Prospectus dated 1 March 2016 for a pro rata non-renounceable entitlement issue of one (1) New Share for every one (1) Share held by Shareholders registered at 5pm (WST) on 8 March 2016 (the Record Date) at an issue price of $0.01 each, together with one (1) free attaching Class A Unlisted Option for every two (2) Shares issued exercisable at $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Unlisted Option for every two (2) Shares issued exercisable at $0.04 on or before 36 months from the date of issue.

Equity Securities includes a Share, a right to a Share or Option, an Option, a convertible security and any security that ASX decides to classify as an Equity Security.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel or KMP means those persons having authority and responsibility for planning, directing and controlling the activities of MOKO or the MOKO Group, whether directly or indirectly. Members of the KMP include Directors and certain senior executives.

MOKO Group means MOKO and its controlled entities.

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Notice means the notice of Meeting that accompanies and forms part of the Documents.

Option means an option, if exercised in accordance with its terms, to acquire one Share in the Company.

Ordinary Resolution means a resolution passed by more than 50 per cent of the votes at a general meeting of Shareholders.

Performance Share means a performance share, which may be converted into one Share in the Company if the following performance hurdle is met: the Company’s shares must achieve a 90 day VWAP of $0.40.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Share Registry means Link Market Services.

Trading Day has the meaning given to that term in ASX Listing Rule 19.12.

VWAP means the volume weighted average price of trading in Shares on the ASX market and the Chi-X market over a specified period, excluding block trades, large portfolio trades, permitted trades during the pre-trading hours period, permitted trades during the post-trading hours period, out of hours trades ad exchange traded option exercises.

Interpretation

In these Documents, unless the context requires otherwise:

(a)	a reference to a word includes the singular and the plural of the word and vice versa;

(b)	a reference to a gender includes any gender;

(c)	if a word or phrase is defined, then other parts of speech and grammatical forms of that word or phrase have a corresponding meaning;

(d)	a term which refers to a natural person includes a company, a partnership, an association, a corporation, a body corporate, a joint venture or a governmental agency;

(e)	headings are included for convenience only and do not affect interpretation;

(f)	a reference to a document includes a reference to that document as amended, novated, supplemented, varied or replaced;

(g)	a reference to a thing includes a part of that thing and includes but is not limited to a right;

(h)	the terms “included”, “including” and similar expressions when introducing a list of items do not exclude a reference to other items of the same class or genus;

(i)	a reference to a statute or statutory provision includes but is not limited to:

(i)	a statute or statutory provision which amends, extends, consolidates or replaces the statute or statutory provision;

(ii)	a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

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(iii)	subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument;

(j)	a reference to “$”, “A$”, “Australian Dollars” or “dollars” is a reference to the lawful tender for the time being and from time to time of the Commonwealth of Australia;

(k)	a reference to “US$” is a reference to the lawful tender for the time being and from time to time of the United States of America; and

(l)	a reference to an asset includes all property or title of any nature including but not limited to a business, a right, a revenue and a benefit, whether beneficial, legal or otherwise.

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